PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(3) and 424(c)
(To Prospectus dated June 2, 2005)	Commission File No. 333-116732

THE SCO GROUP, INC.

2,105,263 Shares of Common Stock

        This prospectus supplement supplements the prospectus dated June 2, 2005 relating to the offer and sale by the selling stockholder identified in the prospectus of up to 2,105,263 shares of common stock of The SCO Group, Inc.

        This prospectus supplement updates and replaces the Legal Proceedings subsection under the Business section of the prospectus contained in pages 54-59 of the prospectus.

        This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated June 2, 2005, and the prospectus supplements dated June 3, 2005 and July 5, 2005. This prospectus supplement is qualified by reference to the prospectus and the prospectus supplements, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus dated June 2, 2005, or the prospectus supplements dated June 3, 2005 and July 5, 2005.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The SCO Group, Inc.
355 SOUTH 520 WEST, SUITE 100
LINDON, UTAH 84042
(801) 765-4999

The date of this prospectus supplement is July 15, 2005

        The following includes updated information relating to certain of our material legal proceedings as previously reported in the prospectus. Unless the context otherwise requires, when used herein, the "Company" or "us," "we," "ours," or similar terms refer to The SCO Group, Inc. and our operating subsidiaries.

IBM Corporation

        On or about March 6, 2003, we filed a complaint against IBM. This action is pending in the United States District Court for the District of Utah, under the title The SCO Group, Inc. v. International Business Machines Corporation, Civil No. 2:03CV0294. This action includes, among other things, our claims against IBM for breach of contract, copyright infringement, tortious interference and unfair competition. relating to IBM's alleged use and distribution of information concerning the UNIX source code and derivative works in connection with its efforts to promote the Linux operating system. IBM has responded to our claims and made counterclaims against us.

        Following a hearing on October 19, 2004, on January 19, 2005, the United States Magistrate Judge overseeing discovery in the case issued an order granting in part and denying in part discovery applications that we have made. The Court ordered IBM to produce much of the information, including source code, revision information, and programmer-contribution information, that we had previously requested. The Court also struck the Amended Scheduling Order and directed the parties to submit a proposed amended scheduling order to the court, which the parties did. The District Court heard argument on the proposed schedules on April 21, 2005. On July 1, 2005, the Court issued a revised scheduling order establishing, among other things, discovery and motion deadlines over the next eighteen months with a five-week jury trial to commence on February 26, 2007.

        In response to the Magistrate Court's Order, IBM filed, on February 11, 2005, a Motion for Reconsideration of the portion of the January 19 Order that required IBM to produce programmer-contribution information for 3,000 people. IBM also filed, on March 9, 2005, a Motion for a 45-day Extension of Time to Comply with the Court's January 18 Order as it applies to materials that were not the subject of IBM's above-referenced Motion for Reconsideration. On March 16, 2005, the Court granted the extension and entered an order requiring IBM to produce those materials by May 3, 2005. With respect to the materials covered by IBM's Motion for Reconsideration, the Court granted IBM's request to stay its discovery obligations pending the Court's resolution of its motion.

        On April 19, 2005, the Magistrate Court ruled on IBM's reconsideration motion. The Court declined to strike its prior requirement that IBM produce documents from the files of the 3,000 individuals who made the most contributions and changes to the development of AIX and Dynix. The Court reiterated its requirement that IBM produce programmer's notes, design documents, white papers, comments and notes, contact information, specific changes made to code, and all relevant non-privileged documents from the files of the 100 individuals who made the most contributions and changes to the development of AIX and Dynix; ordered IBM to provide a privilege log for any documents withheld from the files of those 100 individuals; and required IBM to comply within 90 days. The Court deferred the remainder of IBM's required production pending our review of the above-described discovery. The Court also reiterated that IBM is required to produce all non-public Linux contribution information and directed IBM to produce all such information within 75 days.

        On February 9, 2005, the United States District Judge ruled on several pending dispositive motions. The Court denied the three motions for partial summary judgment that IBM had filed on our contract claims, on IBM's eighth counterclaim for copyright infringement, and on IBM's tenth counterclaim for a declaration of non-infringement of our copyrights. The Court denied each of those motions without prejudice to IBM's renewing or refiling the motions after discovery is complete. The Court also denied our motion to stay or dismiss IBM's tenth counterclaim. The Court ordered that no further dispositive motions could be filed until the close of discovery, except by stipulation of the parties, and vacated its prior order, dated September 30, 2004, to the extent that order had granted permission to file dispositive motions before the close of discovery.

        On January 12, 2005, we filed our Motion to Compel IBM to produce IBM CEO Samuel J. Palmisano for Deposition. The Court heard argument on that motion on April 21, 2005. On July 1, 2005, the Court issued an order granting our motion and ordered IBM to produce Mr. Palmisano for a four-hour deposition in New York. The Court found that Mr. Palmisano could have unique personal knowledge related to the claims in the case.

        The parties have also now fully briefed our December 23, 2004 Renewed Motion to Compel Discovery, which seeks to compel IBM's compliance with prior Court orders relating to IBM's obligation to produce (1) all documents pertaining to Linux from the files of high-level IBM executives and board members; and (2) to compel IBM to produce witnesses to testify on several topics in two deposition notices that we have served on IBM. The Court has not set a hearing date for this motion.

        In addition to the materials that have been publicly filed with the Court, certain information has been filed under seal in accordance with the protective order entered in the case. On November 30, 2004, a third party moved to intervene in the case for the purpose of challenging the sealing of certain documents filed with the Court, and additional groups subsequently joined in that motion. Following argument on April 26, 2005, by Order dated April 28, 2005, the Court denied the intervention motion. In its Order, the Court set forth various procedures to minimize the risk that documents would be improperly filed under seal. The parties have since directed the Clerk of the Court to unseal numerous previously sealed filings.

        We have also filed a motion for leave to file a third amended complaint in order to assert an additional copyright claim against IBM in the case. The Court heard argument on that fully briefed motion on April 21, 2005, and took the matter under advisement. In its July 1 order, the Court denied our motion. The Court first allowed IBM to narrow the scope of its Ninth Counterclaim, and having done so concluded that our proposed new claim would expand the litigation and delay its resolution. The Court also opined that it appears that we or our predecessor-in-interest either knew or should have known about the conduct at issue in the new claim before we filed our original Complaint. We therefore will not pursue additional copyright remedies in this case regarding IBM's alleged misuse of our code in its AIX product as set forth in the proposed amended complaint. We have explained in briefing and argument before the Court, however, that the predicate facts of the proposed copyright claim are already in the case as part of other claims.

        Discovery is continuing in the case, and we are reviewing that discovery.

Red Hat, Inc.

        On August 4, 2003, Red Hat, Inc. ("Red Hat") filed a complaint against us. The action is pending in the United States District Court for the District of Delaware under the case caption Red Hat, Inc. v. The SCO Group, Inc., Civil No. 03-772. Red Hat asserts that the Linux operating system does not infringe on our UNIX intellectual property rights and seeks a declaratory judgment for non-infringement of copyrights and no misappropriation of trade secrets. In addition, Red Hat claims the we have engaged in false advertising in violation of the Lanham Act, deceptive trade practices, unfair competition, tortious interference with prospective business opportunities, trade libel and disparagement. On April 6, 2004, the court denied our motion to dismiss this case; however, the court stayed the case and requested status reports every 90 days regarding the case against IBM. Red Hat filed a motion for reconsideration, which the Court denied on March 31, 2005. We intend to vigorously defend this action. In the event the stay is lifted and Red Hat is allowed to pursue its claims, we will likely assert counterclaims against Red Hat.

Novell, Inc.

        On January 20, 2004, we filed suit in Utah state court against Novell, Inc. ("Novell") for slander of title seeking relief for its alleged bad faith effort to interfere with our ownership of copyrights related to our UNIX source code and derivative works and our UnixWare product. The case, after removal to federal court, is pending in the United States District Court for the District of Utah under the caption The SCO Group, Inc. v. Novell, Inc., Civil No. 2:04CV00139. In the lawsuit, we requested preliminary and permanent injunctive relief as well as damages. Through these claims, we seek to require Novell to assign to us all copyrights that we believe Novell has wrongfully registered, prevent Novell from representing any ownership interest in those copyrights and require Novell to retract or withdraw all representations it has made regarding its purported ownership of those copyrights.

        Novell has filed a second motion to dismiss claiming, among other things, that Novell's false statements were not uttered with malice and are privileged under the law. The Court heard the argument on the motion on May 25, 2005. On June 27, 2005, the Court issued an order denying Novell's motion. We intend to continue to vigorously pursue our claims against Novell.

DaimlerChrysler Corporation

        On or about March 3, 2004, we brought suit against DaimlerChrysler Corporation ("DaimlerChrysler") for its alleged violations of its UNIX license agreement with us. The lawsuit alleges that DaimlerChrysler breached its UNIX software agreement by failing to provide an adequate or timely certification of its compliance with that agreement as we requested. The lawsuit, filed in Oakland County Circuit Court in the State of Michigan, requests the court to declare that DaimlerChrysler has violated the certification requirements of its UNIX software agreement, permanently enjoin DaimlerChrysler from further violations of the UNIX software agreement, issue a mandatory injunction requiring DaimlerChrysler to remedy the effects of its past violations of the UNIX software agreement and award us damages in an amount to be determined at trial together with costs, attorneys' fees and any such other or different relief that the court may deem to be equitable and just.

        In response to DaimlerChrysler's motion to dismiss, the court granted DaimlerChrysler's motion as to the substance of DaimlerChrysler's certification, but denied the motion as to whether the certification was timely. Based on this ruling, we filed a motion to stay the case pending the clarification of certain issues in the IBM litigation. The court denied the motion to stay. Based on a stipulation of the parties, however, the court signed an order of dismissal without prejudice. The appellate court has dismissed our appeal of the July 21, 2004 ruling finding that the order was not a final, appealable order; we are evaluating our options regarding the appellate court's ruling.

AutoZone, Inc.

        On or about March 2, 2004, we brought suit against AutoZone, Inc. ("AutoZone") for its alleged violations of our UNIX copyrights through its use of Linux. The lawsuit alleges copyright infringement by AutoZone by, among other things, running versions of the Linux operating system that contain proprietary material from UNIX System V. The lawsuit, filed in United States District Court in Nevada, requests injunctive relief against AutoZone's further use or copying of any part of our copyrighted materials and also requests damages as a result of AutoZone's infringement in an amount to be proven at trial. In response to AutoZone's motion to transfer the case to Tennessee or stay the case, the federal court in Nevada granted AutoZone's motion to stay the case, with 90-day status reports to the court, and denied without prejudice AutoZone's motion to transfer the case to Tennessee. The federal court allowed the parties to take limited expedited discovery relating to the issue of preliminary injunctive relief which discovery was concluded in May 2005.

        We have concluded the initial discovery allowed by the court and filed our report with the court on May 27, 2005. Contrary to AutoZone's own statements to the court, we found through discovery, including depositions and other admissions of AutoZone, many instances of copying of programs containing our OpenServer code. AutoZone has represented that it has now removed all of our code and proprietary information it copied or used in its migration to Red Hat Linux. Because AutoZone represents it has removed or otherwise is not using our code and proprietary information, we currently do not intend to move for a preliminary injunction. AutoZone does not admit that it violated our rights or caused us damage in the migration process, which are still points of dispute between the parties. Given the stay issued by the Court in the case, we reserve the right to pursue infringement and damages in the future based on these issues and other issued stayed by the Court.

IPO Class Action Matter

        We are an issuer defendant in a series of class action lawsuits involving over 300 issuers that have been consolidated under In re Initial Public Offering Securities Litigation, 21 MC 92 (SAS). The consolidated complaint alleges, among other things, certain improprieties regarding the underwriters' conduct during our initial public offering and the failure to disclose such conduct in the registration statement in violation of the Securities Act of 1933, as amended.

        The plaintiffs, the issuers and the insurance companies have negotiated an agreement to settle the dispute between the plaintiffs and the issuers. All parties, including the plaintiffs, issuers and insurance companies, have executed this settlement agreement and the settlement agreement has been submitted to the court for approval. If the settlement agreement is approved by the court, and if no cross-claims, counterclaims or third-party claims are later asserted, this action will be dismissed with respect to us and our directors.

        We have notified our underwriters and insurance companies of the existence of the claims. Management believes, after consultation with legal counsel, that the ultimate outcome of this matter will not have a material adverse effect on our results of operations or financial position and will not exceed the $200,000 self-insured retention already paid or accrued by us.

Other Matters

        In April 2003, a former Indian distributor of our company filed a claim in India, requesting summary judgment for payment of $1,428,000, and an order that we trade in India only through the distributor and/or give a security deposit until the claim is paid. The distributor claims that we are responsible to repurchase certain software products and to reimburse the distributor for certain other operating costs. The distributor additionally requested that the Indian courts grant interim relief in the form of attachment of local assets. Management does not believe that our company is responsible to reimburse the distributor for any operating costs and also believes that the return rights related to any remaining inventory have lapsed. Discovery has commenced and hearings on the requests for interim relief have been held and are ongoing. We intend to vigorously defend this action.

        Pursuit and defense of the above-mentioned matters will be costly, and management expects the costs for legal fees and related expenses will be substantial. The ultimate outcome or potential effect on our results of operations or financial position of the above-mentioned matters is not currently known or determinable.

        We are a party to certain other legal proceedings arising in the ordinary course of business. Management believes, after consultation with legal counsel, that the ultimate outcome of such legal proceedings will not have a material adverse effect on our results of operations or financial position.